Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 4 DATED AUGUST 25, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

Roosevelt Commons – Vancouver, Washington

There is a reasonable probability that we may acquire an approximately $3,350,000 joint-venture limited partnership equity investment (the “Roosevelt Equity Investment”) in an entity that owns Roosevelt Commons, a 36-unit, Class A- apartment community (the “Roosevelt Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. If the Roosevelt Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2020, the Roosevelt Property consists of 36 townhome-style residential units, each with a four-bedroom, three-bathroom floor plan. The Roosevelt Property is currently stabilized at 97% occupancy. The business plan for the Roosevelt Property is to acquire it with long-term, fixed-rate agency debt, hold for cash flow and grow revenue by marking rents to market upon normal tenant turnover as well as through light exterior renovations. There will also be capital improvements made at the Roosevelt Property to enhance the amenities, including Amazon Lockers, a covered BBQ area, a pet waste station, exterior signage as well as a trail to connect the Roosevelt Property to the Burnt Bridge Creek Greenway. There are eight units reserved for income-restricted tenants for which the Roosevelt Property receives a tax abatement from Vancouver’s Multi-Family Tax Exemption Program, which runs through the year 2030.

The acquisition of the Roosevelt Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Roosevelt Equity Investment.

Minnehaha Meadows – Vancouver, Washington

There is a reasonable probability that we may acquire an approximately $3,650,000 joint-venture limited partnership equity investment (the “Minnehaha Equity Investment”) in an entity that owns Minnehaha Meadows, a 49-unit, Class A- apartment community (the “Minnehaha Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. If the Minnehaha Equity Investment is completed, the entity will be managed by RM Communities. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2021, the Minnehaha Property consists of 49 townhome-style residential units, each with a three-bedroom, three-bathroom floor plan. The Minnehaha Property is currently stabilized at 100% occupancy. The business plan for the Minnehaha Property is to acquire it with long-term, fixed-rate agency debt, hold for cash flow and grow revenue by marking rents to market upon normal tenant turnover as well as through light exterior renovations. There will also be capital improvements made at the Minnehaha Property to enhance the amenities, including Amazon Lockers, a covered BBQ area, a pet waste station, exterior signage, and extension of the fences on 15 units to increase privacy and desirability of those units.

The acquisition of the Minnehaha Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Minnehaha Equity Investment.

Bentley Apartments – Grove City, Ohio

There is a reasonable probability that we may acquire an approximately $7,500,000 joint-venture limited partnership equity investment (the “Bentley Equity Investment”) in an entity that owns Bentley Apartments, a 138-unit, Class A- apartment community (the “Bentley Property”) in Grove City, Ohio, a suburb of Columbus, Ohio. If the Bentley Equity Investment is completed, the entity will be managed by RM Communities. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2020, the Bentley Property consists of 138 residential units with a mixture of one-, two- and three-bedroom floor plans. The Bentley Property is currently stabilized at 97% occupancy. The business plan for the Bentley Property is to acquire it with long-term, fixed-rate agency debt, hold for cash flow and grow revenue by marking rents to market upon normal tenant turnover as well as through light interior and exterior renovations. RM Communities plans to enhance the residential units by replacing carpet flooring with vinyl flooring in the units on the 2nd and 3rd floors, adding backsplashes and cabinet pulls, upgrading lighting and adding ceiling fans. For exterior and common area improvements, RM Communities plans to upgrade the dog park and pool area and install outdoor games. The Bentley Property was developed within a Community Reinvestment Area and received a 15-year full tax abatement on the improved value of the Bentley Property starting in tax year 2021.

The acquisition of the Bentley Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Bentley Equity Investment.